 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. ___)*

Green Ballast, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

39260T109

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 7 Pages

CUSIP No. 39260T109	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,759,069
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,759,069
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,069
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 39260T109	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,759,069
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,759,069
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,069
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 39260T109	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,759,069
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,759,069
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,069
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 39260T109	13G	Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

Green Ballast, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2620 Thousand Oaks Blvd, Ste. 4000

Memphis, Tennessee 38118

Item 2(a).	Name of Persons Filing:

Gemini Master Fund, Ltd,

Gemini Strategies, LLC

Steven Winters

All of the securities covered by this report are owned directly by Gemini Master Fund, Ltd. Gemini Strategies, LLC is the investment manager of Gemini Master Fund, Ltd., and Steven Winters is the sole managing member of Gemini Strategies, LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that either Gemini Strategies, LLC or Steven Winters is the beneficial owner of any of the securities covered by this statement, and each of Gemini Strategies, LLC and Steven Winters expressly disclaims any equitable or beneficial ownership of such securities.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Address for all filers: c/o Gemini Strategies, LLC, 619 South Vulcan, Suite 203, Encinitas, CA 92024

Item 2(c).	Citizenship:

Gemini Master Fund, Ltd. was organized under the laws of the Cayman Islands.

Gemini Strategies, LLC was formed under the laws of the State of Delaware

Steven Winters is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

39260T109

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 10,759,069* shares of Common Stock as of February 21, 2012

(b)	Percent of Class: 9.9%*

The Reporting Persons’ beneficial ownership 10,759,069* shares of Common Stock constitutes 9.9%* of all the outstanding shares of Common Stock, based upon 97,918,400 shares of Common Stock outstanding as of February 21, 2012, as reported by the Issuer.

CUSIP No. 39260T109	13G	Page 6 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 10,759,069*

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 10,759,069*

*Subject to the Ownership Limitation (defined below), the Reporting Persons may be deemed to beneficially own a total of 13,000,000 shares of Common Stock, consisting of (i) 8,000,000 shares of Common Stock issuable upon conversion of $1,800,000 in principal amount of the Issuer’s 8% Senior Secured Convertible Note (“Note”) issued to Gemini Master Fund, Ltd. (“Gemini”) on or about April 15, 2011 (without any interest accrual and assuming a conversion price of $0.225), and (ii) three warrants (“Warrants”) held by Gemini entitling Gemini to purchase up to 5,000,000 shares of Common Stock in the aggregate.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Note is convertible and the Warrants are exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person's beneficial ownership to exceed the Ownership Limitation. Therefore, in accordance with the Ownership Limitation, based upon 97,918,400 shares of common stock outstanding as of February 21, 2012, each of the Reporting Persons beneficially owns 10,759,069 shares of Common Stock and disclaims beneficial ownership of 2,240,931 shares of Common Stock.

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Gemini Strategies, LLC, in its capacity as investment manager for Gemini, is the beneficial owner of the Note or the Warrants or that Steven Winters, in his capacity as managing member of Gemini Strategies, LLC, is the beneficial owner of the Note or the Warrants. Each of Gemini Strategies, LLC and Steven Winters expressly disclaims any equitable or beneficial ownership of the Note and the Warrants.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 39260T109	13G	Page 7 of 7 Pages

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 21, 2012

GEMINI MASTER FUND, LTD.

By:	GEMINI STRATEGIES, LLC, as investment manager

By:	/s/ Steven Winters
Name: Steven Winters Title: Managing Member

GEMINI STRATEGIES, LLC

By:	/s/ Steven Winters
Name: Steven Winters Title: Managing Member

/s/ Steven Winters
Steven Winters

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (see 18 U.S.C. 1001).